Filed pursuant to Rule 433

Registration Statement No. 333-180020

Prudential Financial, Inc.

$700,000,000 3.500% Medium-Term Notes, Series D

Due May 15, 2024

Final Term Sheet, May 12, 2014

Issuer:	Prudential Financial, Inc.

Ratings*:	Baa1 (Moody’s) / A (S&P)

Security:	Medium-Term Notes, Series D

Trade Date:	May 12, 2014

Settlement Date:	May 15, 2014 (T+3 days)

Maturity Date:	May 15, 2024

Principal Amount:	$700,000,000

Price to Investors:	99.507%

Net Proceeds (before expenses):	$693,399,000

Use of Proceeds:	We intend to use the net proceeds from the sale of the notes for general corporate purposes which may include refinancing portions of our medium-term notes maturing through 2015.

Pricing Benchmark:	2.500% UST due May 15, 2024

Benchmark Treasury Price and Yield:	98-19+ / 2.659%

Spread to Benchmark:	+ 90 basis points

Re-offer Yield:	3.559%

Coupon:	3.500% per annum

Interest Payment Dates:	Semi-annually on the 15th day of each November and May, starting November 15, 2014.

Denominations:	$1,000 x $1,000

Optional Redemption:

Make-whole call at any time at the greater of 100% and the discounted value at CMT rate plus 15 basis points as described in the prospectus supplement dated March 9, 2012 under the section “Description of the Notes— Redemption at Our Option.”

Joint Bookrunning Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

CUSIP Number:	74432QBZ7

Reports and Events of Default:	The indenture, to the extent relating to the notes, certain notes concurrently and previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial, Inc. may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial, Inc. has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial, Inc. may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial, Inc.’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial, Inc.’s obligations under the notes offered hereunder will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For certain other outstanding series of notes of Prudential Financial, Inc., acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial, Inc.’s failure to file documents or reports with the trustee.

Other Information	Concurrent with this offering of notes, we are also offering $500 million aggregate principal amount of Medium Term Notes, Series D, due May 15, 2044.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated March 9, 2012 and the related prospectus dated March 9, 2012.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Barclays Capital Inc. by calling toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. by calling toll-free at 1-800-503-4611, Goldman, Sachs & Co. by calling toll-free at 1-800-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC by calling toll-free at 1-866-718-1649.

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